Exhibit 99.1

Shanda Games Limited Enters into Definitive Merger Agreement
For Going Private Transaction

HONG KONG, April 3, 2015 -- Shanda Games Limited (NASDAQ: GAME) (“Shanda Games” or the “Company”), a leading online game developer, operator and publisher in China, announced today that it had entered into an Agreement and Plan of Merger (the “Agreement”) with Capitalhold Limited (“Parent”) and Capitalcorp Limited, a wholly owned subsidiary of Parent (“Merger Sub”).

Pursuant to the Agreement, Parent will acquire the Company for cash consideration equal to US$3.55 per ordinary share of the Company (each, an “Ordinary Share”) and US$7.10 per American Depositary Share of the Company, each representing two Class A Ordinary Shares (each, an “ADS”), in a transaction valuing the Company at approximately US$1.9 billion.  This price represents a premium of 46.5% and 53.8%, respectively, over the Company’s 30- and 60-trading day volume-weighted average price as quoted by NASDAQ Global Select Market (“NASDAQ”) on January 24, 2014, the last trading date immediately prior to the Company’s announcement on January 27, 2014 that it had received a “going private” proposal.

The consideration to be paid to holders of Ordinary Shares and ADSs pursuant to the Agreement also represents an increase of approximately 2.9% from the original US$3.45 per Ordinary Share and US$6.90 per ADS offer price included in the January 27, 2014 “going private” proposal.

Immediately following consummation of the transactions contemplated by the Agreement, Parent will be beneficially owned by a consortium (the “Buyer Group”) comprising (i) Ningxia Yilida Capital Investment Limited Partnership, a limited partnership formed under the laws of the People’s Republic of China and an affiliate of the Company's acting CEO, Mr. Yingfeng Zhang, (ii) Ningxia Zhongyincashmere International Group Co., Ltd. ("Ningxia"), a company formed under the laws of the People's Republic of China, (iii) Orient Hongtai (Hong Kong) Limited, a company incorporated and existing under the laws of Hong Kong ("Orient Hongtai"), (iv) Orient Hongzhi (Hong Kong) Limited (“Orient Hongzhi”), a company incorporated and existing under the laws of Hong Kong and an affiliate of Orient Hongtai, (v) Hao Ding International Limited ("Hao Ding"), a company established under the laws of the British Virgin Islands, (vi) Ningxia Zhengjun Equity Investment Partnership Enterprise (Limited Partnership) (“Zhengjun Investment”), a limited partnership organized and existing under the laws of the People’s Republic of China and an affiliate of Mr. Yingfeng Zhang, (vii) Ningxia Silkroad Equity Investment Partnership Enterprise (Limited Partnership) (“Ningxia Silkroad”), a limited partnership organized and existing under the laws of the People’s Republic of China and an affiliate of Ningxia, and (viii) Ningxia Zhongrong Legend Equity Investment Partnership Enterprise (Limited Partnership) (“Zhongrong Legend”), a limited partnership organized and existing under the laws of the People’s Republic of China and an affiliate of Ningxia.  Merger Sub is a direct wholly owned subsidiary of Parent.  As of the date of the Agreement, the Buyer Group collectively beneficially owns approximately 75.7% of the Company’s issued and outstanding Ordinary Shares, representing approximately 90.7% of the total number of votes represented by the Company’s issued and outstanding Ordinary Shares.

Subject to the terms and conditions set forth in the Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent (the “Merger”), and each of the Ordinary Shares issued and outstanding immediately prior to the effective time of the Merger (including Ordinary Shares represented by ADSs) will be cancelled in consideration for the right to receive US$3.55 per Ordinary Share or US$7.10 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) 48,759,187 Class B Ordinary Shares held by Yili Shengda Investment Holdings (Hong Kong) Company Limited, an affiliate of Mr. Yingfeng Zhang, 48,759,187 Class B Ordinary Shares held by Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited, an affiliate of Ningxia, 80,577,828 Class A Ordinary Shares held by Zhongrong Investment Holdings (Hong Kong) Co., Ltd., an affiliate of Ningxia, 61,776,334 Class A Ordinary Shares held by Orient Hongtai, 61,776,335 Class A Ordinary Shares held by Orient Hongzhi, 107,438,129 Class A Ordinary Shares held by Hao Ding and any Ordinary Shares held by Parent, the Company or any of their subsidiaries immediately prior to the effective time of the Merger, each of which will be cancelled without payment of any consideration or distribution therefor, and (ii) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Ordinary Shares will be cancelled at the effective time of the Merger for the right to receive the fair value of such Ordinary Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

The Buyer Group intends to fund the transaction through cash contributions from Zhengjun Investment, Ningxia Silkroad, Zhongrong Legend (collectively, the “Sponsors”) or their affiliates pursuant to equity commitment letters entered into between Parent and each Sponsor.  The Sponsors have also entered into limited guarantees in favor of the Company pursuant to which they have agreed to guarantee certain obligations of Parent and Merger Sub under the Agreement.

The Company’s Board of Directors, acting upon the unanimous recommendation of the special committee of independent directors formed by the Board of Directors (the “Special Committee”), unanimously approved the Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger and the transactions contemplated thereby (the “Transactions”), including the Merger, and resolved to recommend that the Company’s shareholders vote to approve the Agreement and the Transactions, including the Merger.  The Special Committee, which is composed solely of independent directors who are unaffiliated with Parent, Merger Sub, any member of the Buyer Group or management of the Company, exclusively negotiated the terms of the Agreement with the Buyer Group with the assistance of its independent financial and legal advisors.

The Merger, which is currently expected to close in the second half of 2015, is subject to customary closing conditions, including the approval by an affirmative vote of shareholders holding two-thirds or more of the votes represented by the Ordinary Shares (including Ordinary Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting, which will be convened to consider the approval of the Agreement and the Transactions, including the Merger. The Buyer Group beneficially owns sufficient Ordinary Shares to approve the Agreement and the Transactions, including the Merger, and has agreed to vote in favor of such approval. If completed, the Transactions will result in the Company becoming a privately-held company and its ADSs will no longer be listed on NASDAQ.

Bank of America Merrill Lynch is serving as financial advisor to the Special Committee, Sullivan & Cromwell LLP is serving as U.S. legal advisor to the Special Committee, Haiwen & Partners is serving as PRC legal advisor to the Special Committee and Walkers Global is serving as Cayman Islands legal advisor to the Special Committee. Akin Gump Strauss Hauer & Feld is serving as legal advisor to Bank of America Merrill Lynch.

Davis Polk & Wardwell LLP is serving as U.S. legal advisor to the Company and Global Law Office is serving as PRC legal advisor to the Company.

Southwest Securities Co., Ltd. is serving as financial advisor to the Buyer Group and Wilson Sonsini Goodrich & Rosati, P.C. is serving as U.S. legal advisor to the Buyer Group.

Additional Information about the Transactions

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the Transactions, which will include as an exhibit thereto the Agreement. All parties desiring details regarding the Transactions are urged to review these documents, which are available at the SEC’s website (http://www.sec.gov).

In connection with the Transactions, the Company will prepare and distribute a proxy statement to its shareholders. In addition, certain participants in the Transactions will prepare and distribute to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE TRANSACTIONS AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule13E-3 transaction statement, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Transactions and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

Shanda Games Limited:
No. 1 Office Building
No. 690 Bibo Road, Pudong New Area
Shanghai 201203, The People’s Republic of China
Phone: +86-21-5050-4740

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the Transactions. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Transactions when they are filed with the SEC. Information regarding certain of these persons and their beneficial ownership of the Company’s Ordinary Shares as of March 31, 2014 is also set forth in the Company’s Form 20-F, which was filed with the SEC on April 29, 2014. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Transactions proceed.

Cautionary Statement concerning Forward Looking Statements

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders, the possibility that competing offers will be made, the possibility that various closing conditions to the Merger may not be satisfied or waived and other risks and uncertainties discussed in the Company’s filings with the SEC, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company in connection with the Merger. Shanda Games does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online (MMO) games and mobile games in China and in overseas markets, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

Contact

Shanda Games Limited
Ellen Chiu, Investor Relations Director
Maggie Zhou, Investor Relations Associate Director
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@ShandaGames.com

Christensen:
Christian Arnell
Phone: +86-10-5900-1548 (China)
Email: carnell@ChristensenIR.com

Linda Bergkamp
Phone: +1-480-614-3004 (U.S.A.)
Email: lbergkamp@ChristensenIR.com